CONSENT OF QUALIFIED PERSON

August 28, 2012

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
The Prince Edward Island Securities Office, Office of the Attorney General

(collectively, the “Securities Regulatory Authorities”)

Re: NovaCopper Inc. (the “Issuer”) – Filing of Technical Report

I, Bruce Davis, FAusIMM, of BD Resource Consulting Inc., am responsible for preparing or supervising the preparation of all or a portion of the technical report entitled “Resource Estimation – Ruby Creek Zone, Bornite Deposit, Upper Kobuk Mineral Project, Northwest Alaska” dated effective July 18, 2012 (the “Technical Report”).

Pursuant to section 8.3 of National Instrument 43-101 – Standards of Disclosure for Mineral Projects, this letter constitutes my consent to the public filing of the Technical Report with each of the Securities Regulatory Authorities and I acknowledge that the Technical Report will become part of the Issuer’s public record.

I also consent to the inclusion of extracts from, or a summary of, the Technical Report in the news release of the Issuer dated July 18, 2012 (the “Disclosure”). I hereby confirm that I have read the Disclosure and the Disclosure fairly and accurately represents the information in the Technical Report and that the Technical Report supports the Disclosure and I have no reason to believe that there are any misrepresentations in the information contained therein that is derived from the Technical Report.

Yours truly,

/s/ Bruce Davis
Bruce Davis